UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  FORM 12b-25/A

                           NOTIFICATION OF LATE FILING

(Check One):   X  Form 10-K === Form 20-F                SEC FILE NUMBER
=== Form 11-K === Form 10-Q === Form N-SAR
                                                            001-10287
     For Period Ended: July 31, 1999
     [  ]     Transition Report on Form 10-K               CUSIP NUMBER
     [  ]     Transition Report on Form 20-F
     [  ]     Transition Report on Form 11-K               531925 20 4
     [  ]     Transition Report on Form 10-Q
     [  ]     Transition Report on Form N-SAR
     For the Transition Period Ended:  --------------------------------

             Read Instruction (on back page) Before Preparing Form.
                              Please Print or Type.

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

--------------------------------------------------------------------------------

PART I - REGISTRANT INFORMATION

LIFSCHULTZ INDUSTRIES, INC.
--------------------------------------------------------------------------------
Full Name of Registrant

HART TECHNOLOGIES, INC.
--------------------------------------------------------------------------------

Former Name if Applicable

641 WEST 59TH STREET
--------------------------------------------------------------------------------
Address of Principal Executive Office (Street and Number)

NEW YORK, NEW YORK 10019
--------------------------------------------------------------------------------
City, State and Zip Code

PART II - RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)
               (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
               (b) The subject of annual report, semi-annual report, transition report on Form 10-K; Form 20-F, 11-K, Form - SAR, or portion thereof, will be filed on or before the
     [X]             fifteenth  calendar day following the  prescribed due date;
                     or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
              (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 11-K 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed).

Additional time was necessary to complete the Registrant's audit, which delayed completion of the Registrant's financial statements and accompanying Annual Report to Shareholders to be attached as Exhibit 13 to the Registrant's 1999 Form 10-KSB. This amended form 12b-25 is being filed to correct errors in the form 12b-25 files November 1, 1999 regarding: Date of applicable period, CUSIP Number and signature requirement.

PART IV - OTHER INFORMATION

(1)     Name and telephone number of person to contact in regard to this notification
Rob M. Alston                            (801)             521-3200
-----------------------------------    -------           ------------
(Name)                                (Area Code)      (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is no, identify report(s). [x] Yes [ ] No

--------------------------------------------------------------------------------

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
         thereof?                                         [x] Yes  [ ] No

         If  so,  attach  an  explanation  of  the  anticipated   change,   both
         narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

--------------------------------------------------------------------------------
                           LIFSCHULTZ INDUSTRIES, INC.
--------------------------------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 1, 1999                  By     /s/ Dennis R. Hunter
                                               ---------------------------------
                                               Dennis R. Hunter, President

Attachment
----------

The Company's total revenues rose from $15,651,000 in fiscal 1998 to $16,254,000 in fiscal 1999, an increase of 4%. The company currently estimates its consolidated net revenues for fiscal 1999 will increase to $1,862,000 from $1,033,000 in fiscal 1998. The increase is due largely to the recognition in fiscal 1999 of a deferred tax asset to be utilized in future periods. The Company currently estimates that its consolidated net revenues before income tax and extraordinary items to increase from $1,137,000 in fiscal 1998 to $1,231,000 in fiscal 1999, an increase of approximately 8%.

The foregoing estimates are subject to change following completion of the company's audit.